SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FONAR Corporation

(Name of the Issuer)

FONAR Corporation

FONAR, LLC

FONAR Acquisition Sub, Inc.

Bill Benham

Breezy Mgmt., LLC

Brianna Damadian

Carl Erickson

Carol Naglieri

Charles Green

Cindy Hargrave

Cynthia B. Hrubes

Daniel Culver

Dominick Nuzzo

G5 Associates LLC

Gaetano Sabatino

George Krooss

Gregory Heinemann

Harold Tice

Helen Damadian

Hershowitz Limited Partnership

HNA Management, LLC

James Joseph Flanagan

James Persoons

Janice Veroline

Jay Butterman

Jevan Damadian

John Dettori

Jose Pizarro

Justin Caico

Karen Diethelm

Kristin Randazzo

Kurt William Reimann

Louis Corradeno

Luciano B. Bonanni

Mark Decker

Megan Flanagan

Michael Carlin

Mike Christie

Peggy Anne McCann

Richard A. Feigenbaum

Rob Viel

Robert Bernstein

Robert Diamond

Robert W. Heinemann, Jr.

Roe Vella Brown

Ronald G. Lehman II

Ronald Merhige

Ronald Wagner

Ryan Flanagan

RYJOKA Holdings, LLC

Sean Flanagan

Sid Prakash

Sophimage LLC

Thomas Gemma

Timothy R. Damadian

Tresina O’Rawe

Vincent Orrico

Wendy Heinemann

Xavier Patrick Rodrigo

(Names of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

344437 10 8

(CUSIP Number of Class of Securities)

John P. Collins FONAR Corporation 110 Marcus Drive Melville, New York 11747 (631) 694-2929		Timothy R. Damadian FONAR, LLC 265 Spagnoli Road, Suite 200 Melville, New York 11747 (516) 454-0700
With copies to:
Jon Venick, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500	Denis A. Dufresne, Esq. Meister Seelig & Fein PLLC 125 Park Avenue - 7th Floor New York, New York 10017 (212) 655-3500	Dennis C. O’Rourke, Esq. Moritt Hock & Hamroff LLP 400 Garden City Plaza Garden City, New York 11530 (516) 873-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Introduction

This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (1) FONAR Corporation, a Delaware corporation (“FONAR” or the “Company”) and the issuer of the common stock, par value $0.0001 per share, of FONAR (the “Common Stock”), the Class B common stock, par value $0.0001 per share, of FONAR (the “Class B Common Stock”), the Class C common stock, par value $0.0001 per share, of FONAR (the “Class C Common Stock,” and collectively with the Common Stock and the Class B Common Stock, the “Company Capital Stock”), and the Class A Non-voting preferred stock, par value $0.0001 per share, of FONAR (the “Class A Non-voting Preferred Stock”), that is the subject of the Rule 13e-3 transaction for which this Transaction Statement is being filed with the SEC; (2) FONAR, LLC, a Delaware limited liability company (“Parent”); (3) FONAR Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and (4) each of the following:

Bill Benham

Breezy Mgmt., LLC

Brianna Damadian

Carl Erickson

Carol Naglieri

Charles Green

Cindy Hargrave

Cynthia B. Hrubes

Daniel Culver

Dominick Nuzzo

G5 Associates LLC

Gaetano Sabatino

George Krooss

Gregory Heinemann

Harold Tice

Helen Damadian

Hershowitz Limited Partnership

HNA Management, LLC

James Joseph Flanagan

James Persoons

Janice Veroline

Jay Butterman

Jevan Damadian

John Dettori

Jose Pizarro

Justin Caico

Karen Diethelm

Kristin Randazzo

Kurt William Reimann

Louis Corradeno

Luciano B. Bonanni

Mark Decker

Megan Flanagan

Michael Carlin

Mike Christie

Peggy Anne McCann

Richard A. Feigenbaum

Rob Viel

Robert Bernstein

Robert Diamond

Robert W. Heinemann, Jr.

Roe Vella Brown

Ronald G. Lehman II

Ronald Merhige

Ronald Wagner

Ryan Flanagan

RYJOKA Holdings, LLC

Sean Flanagan

Sid Prakash

Sophimage LLC

Thomas Gemma

Timothy R. Damadian

Tresina O’Rawe

Vincent Orrico

Wendy Heinemann

Xavier Patrick Rodrigo

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 23, 2025 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

If the Merger is completed, at the effective time of the Merger, each share of Company Capital Stock and Class A Non-voting Preferred Stock that is issued and outstanding as of immediately prior to the effective time of the Merger (other than (i) shares owned by Parent, the Company or any of their respective subsidiaries, including securities held as treasury shares (collectively, “Excluded Shares”), as of the Effective Time and (ii) dissenting shares), will be converted into the right to receive cash in an amount equal to (i) $19.00 per share of each of Common Stock and Class B Common Stock, (ii) $6.34 per share of Class C Common Stock and (iii) $10.50 per share of Class A Non-voting Preferred Stock, in each instance, without interest and subject to deduction for any required withholding tax. As a result of the Merger, FONAR will cease to be a publicly traded company, the Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under Section 12 of the Exchange Act, and FONAR will no longer file periodic reports, current reports and proxy and information statements with the SEC.

On July 8, 2025, the FONAR Board formed a special committee comprised solely of the Company’s disinterested directors (Mr. Turk and Mr. Carrino) (the “Special Committee”), (i) to evaluate the advisability and fairness to FONAR and our stockholders (excluding the holders of Excluded Shares) of a non-binding proposal received from the Acquisition Group in July 2025, pursuant to which the Acquisition Group would potentially acquire the outstanding capital stock of the Company in a merger transaction, (ii) to examine any matters, including all information reasonably necessary to make an informed decision (including any alternative proposals or other strategic alternatives available to the Company, including maintaining the status quo as a standalone public company), in connection with such evaluation as the Special Committee deems appropriate (subject to applicable law), (iii) to engage, at the Company’s expense, such legal counsel or other advisors as the Special Committee deems appropriate in connection with the Process (as defined below), (iv) to negotiate on behalf of the Company, assess, reject, and make recommendations to the FONAR Board with respect to, with the advice of legal counsel and other advisors, the proposed merger transaction, and (v) to review and participate in the preparation and issuance of public statements and filings under applicable securities laws in connection with such a proposed transaction and related matters. The Special Committee, with the advice of outside financial and legal advisors, evaluated the Merger and negotiated the terms and conditions of the Merger Agreement, as more fully described in the Proxy Statement referred to below. At the conclusion of its review, at a meeting of the Special Committee held on December 23, 2025, the Special Committee, among other things, unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of the Company and the holders of Company Capital Stock and Class A Non-voting Preferred Stock (excluding the holders of Excluded Shares), (2) recommended to the disinterested directors that the FONAR Board (A) adopt resolutions approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (B) submit the Merger Agreement and the Merger to the Company’s stockholders for adoption and approval at a special meeting of the Company’s stockholders to consider the proposed transaction (the “Special Meeting”), and (3) recommended to the disinterested directors that the FONAR Board recommend that the Company’s stockholders vote for the adoption of the Merger Agreement and the Merger at the Special Meeting.

The FONAR Board, following the unanimous recommendation of the Special Committee and after full disclosure of the interests in the Merger and other transactions contemplated by the Merger Agreement by the interested directors (and taking into account that directors Mr. Damadian and Mr. Lehman recused themselves and were not present for the vote, and that Ms. Maher abstained from the vote), at a meeting of the FONAR Board held on December 23, 2025 (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, are fair to, and in the best interests of, the Company and the Company’s stockholders (other than the holders of Excluded Shares); (2) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement; (3) directed that the Merger Agreement and the Merger be submitted to a vote of the holders of Company Capital Stock for adoption at the Special Meeting in accordance with Sections 144 and 251 of the DGCL; and (4) resolved to recommend that holders of Company Capital Stock vote in favor of the adoption of the Merger Agreement in accordance with the DGCL at the Special Meeting.

The Merger cannot be completed without (a) the affirmative vote of shares representing a majority of the Company Capital Stock outstanding and entitled to vote, voting together as a single class, after giving effect to the respective voting powers of each class of Company Capital Stock, and (b) the affirmative vote of a majority of the votes cast at the Special Meeting by disinterested stockholders of their shares of Company Capital Stock, voting together as a single class, after giving effect to the respective voting powers of each class of Company Capital Stock, as more fully described in the Proxy Statement.

The Company has previously filed a preliminary proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company, on behalf of the Special Committee, is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached to the Proxy Statement as ANNEX A. Capitalized terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Summary Term Sheet”

Item 2.	Subject Company Information.

(a)	Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Company Background”

“The Parties to the Merger—FONAR”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Security Ownership of Certain Beneficial Owners and Management”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

(c)	Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FONAR—Market Price of FONAR’s Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FONAR—Dividends”

(e)	Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FONAR—Prior Public Offerings”

(f)	Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FONAR—Transactions in FONAR’s Securities”

Item 3.	Identity and Background of Filing Person.

(a) - (c)

Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR”

“Important Information Regarding the Acquisition Group”

“Summary Term Sheet”

“The Parties to the Merger”

Item 4.	Terms of the Transaction.

(a) (1)	Tender Offers. Not applicable.

(a) (2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Dividends”

“Special Factors—Anticipated Accounting Treatment”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Plans for FONAR after the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“The Merger Agreement—Conditions to the Closing”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Merger Consideration”

“The Special Meeting—Votes Required”

“Important Information Regarding FONAR—Past Contracts, Transactions, Negotiations and Agreements”

(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger—Voting Agreements”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger”

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Appraisal Rights”

(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)	Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)(1)-(2)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding FONAR—Transactions in FONAR’s Securities”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger—Voting Agreements”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

(b) - (c)	Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex A: Merger Agreement

“Important Information Regarding FONAR—Past Contracts, Transactions, Negotiations and Agreements”

“Special Factors—Background of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“Special Factors—Plans for FONAR after the Merger”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“The Merger Agreement”

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Transactions in FONAR’s Securities”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“The Special Meeting—Votes Required”

“The Merger Agreement”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Delisting and Deregistration of FONAR’s Common Stock”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“Special Factors—Plans for FONAR After the Merger”

“The Merger Agreement—Effect of the Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex A: Merger Agreement

“Important Information Regarding FONAR—Dividends”

“Proposal 1: The Merger Proposal”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Delisting and Deregistration of FONAR’s Common Stock”

“Special Factors—Financing of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“Special Factors—Plans for FONAR After the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“The Merger Agreement”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Effect of the Merger”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Plans for FONAR After the Merger”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects on FONAR if the Merger is Not Completed”

“Special Factors—Plans for FONAR After the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex B: Opinion of Marshall & Stevens Transaction Advisory Services LLC

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on FONAR if the Merger is Not Completed”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Opinion of Marshall & Stevens”

“Special Factors—Plans for FONAR After the Merger”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Unaudited Prospective Financial Information—December Projections”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex A: Merger Agreement

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on FONAR if the Merger is Not Completed”

“Special Factors—Certain Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Delisting and Deregistration of FONAR’s Common Stock”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“Special Factors—Plans for FONAR After the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“The Merger Agreement—Effect of the Merger”

Item 8.	Fairness of the Transaction.

(a) - (b)	Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex B: Opinion of Marshall & Stevens Transaction Advisory Services LLC

“Appraisal Rights”

“Special Factors—Background of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“Special Factors—Opinion of Marshall & Stevens”

“Special Factors—Plans for FONAR After the Merger”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Summary of Discussion Materials of Marshall & Stevens”

(c)	Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger Proposal”

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—Conditions to the Closing”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

(d)	Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Summary Term Sheet—Introduction”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Summary Term Sheet—Introduction”

(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)

Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex B: Opinion of Marshall & Stevens Transaction Advisory Services LLC

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Marshall & Stevens”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors—Recommendation of the Special Committee”

“Where You Can Find Additional Information”

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)-(b),(d)	Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex A: Merger Agreement

“Special Factors—Fees and Expenses”

“Special Factors—Plans for FONAR After the Merger”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Termination Fee”

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Company Background”

“Important Information Regarding FONAR—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Acquisition Group”

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger”

(b)	Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Annex A: Merger Agreement

“Important Information Regarding FONAR—Transactions in FONAR’s Securities”

“Important Information Regarding FONAR—Past Contracts, Transactions, Negotiations and Agreements”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger—Voting Agreements”

Item 12.	The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Transactions in FONAR’s Securities”

“Important Information Regarding the Acquisition Group”

“Questions and Answers About the Special Meeting and the Merger—Q: If a stockholder gives a proxy, how are the shares voted?”

“Special Factors—Intent of FONAR’s Directors and Executive Officers and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Plans for FONAR After the Merger”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“The Special Meeting—Shares Held by FONAR’s Directors and Executive Officers”

(e)	Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger Proposal”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

Item 13.	Financial Statements.

(a), (c)	Financial information; Summary information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FONAR—Book Value Per Share”

“Important Information Regarding FONAR—Selected Historical Consolidated Financial Data”

“Where You Can Find Additional Information”

In addition, the audited financial statements set forth in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025 and the unaudited financial statements set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2025 are incorporated herein by reference.

(b)	Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)	Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger”

“Special Factors—Positions of the Acquisition Group as to the Fairness of the Merger”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information.

(b)	Golden parachute compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Interests of FONAR’s Directors and Executive Officers in the Merger—Golden Parachute Compensation”

(c)	Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(2)(i)	Proxy Statement of FONAR Corporation (included in Schedule 14A filed on March 23, 2026 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8-K filed on December 30, 2025 (included in Schedule 14A filed on March 23, 2026 and incorporated herein by reference).

(a)(2)(vi)	Current Report on Form 8-K filed on February 17, 2026 (included in Schedule 14A filed on March 23, 2026 and incorporated herein by reference).

(a)(3)(i)	Press Release dated December 29, 2025 (included in Schedule 14A filed on March 23, 2026 and incorporated herein by reference).

(b)(i)

Commitment Letter, December 23, 2025, between OceanFirst Bank, N.A. and Parent (incorporated by reference to Exhibit 6 to Amendment No. 2 to the Schedule 13D filed by the Acquisition Group on January 2, 2026).

(b)(ii)

Form of Subordinated Secured 7% Promissory Note Subscription Agreement (incorporated by reference to Exhibit 7 to Amendment No. 2 to the Schedule 13D filed by the Acquisition Group on January 2, 2026).

(c)(i)	Opinion of Marshall & Stevens Transaction Advisory Services LLC, dated December 23, 2025 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii)*	Discussion Materials of Marshall & Stevens, dated as of July 7, 2025, shared with the Special Committee on August 8, 2025.

(c)(iii)*	Discussion Materials of Marshall & Stevens, dated as of November 24, 2025, shared with the Special Committee on December 2, 2025

(c)(iv)*	Discussion Materials of Marshall & Stevens, dated as of December 10, 2025, shared with the Special Committee on December 23, 2025.

(d)(i)

Agreement and Plan of Merger, dated as of December 23, 2025, among FONAR Corporation, FONAR, LLC, and FONAR Acquisition Sub, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 30, 2025).

(d)(iii)	Form of Class B Membership Units Subscription Agreement (incorporated by reference to Exhibit 8 to Amendment No. 2 to the Schedule 13D filed by the Acquisition Group on January 2, 2026).

(f)*	Section 262 of the Delaware General Corporation Law.

107*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on February 26, 2026.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: As of March 23, 2026

FONAR Corporation

By:	/s/ John P. Collins
	Name:	John P. Collins
	Title:	General Counsel

FONAR, LLC

By:	/s/ Timothy R. Damadian
	Name:	Timothy R. Damadian
	Title:	Sole Manager

FONAR Acquisition Sub, Inc.

By:	/s/ Timothy R. Damadian
	Name:	Timothy R. Damadian
	Title:	President

/s/ Bill Benham
Bill Benham

Breezy Mgmt., LLC

By:	/s/ Julia Eckert
	Name:	Julia Eckert
	Title:	Managing Member

/s/ Brianna Damadian
Brianna Damadian

/s/ Carl Erickson
Carl Erickson

/s/ Carol Naglieri
Carol Naglieri

/s/ Charles Green
Charles Green

/s/ Cynthia B. Hrubes
Cynthia B. Hrubes

/s/ Cindy Hargrave
Cindy Hargrave

/s/ Daniel Culver
Daniel Culver

/s/ Dominick Nuzzo
Dominick Nuzzo

G5 Associates LLC

By:	/s/ Steven Gentile
	Name:	Steven Gentile
	Title:	Member

/s/ Gaetano Sabatino
Gaetano Sabatino

/s/ George Krooss
George Krooss

/s/ Gregory Heinemann
Gregory Heinemann

/s/ Harold Tice
Harold Tice

/s/ Helen Damadian
Helen Damadian

Hershowitz Limited Partnership

By:	/s/ Stephen Hershowitz
	Name:	Stephen Hershowitz
	Title:	General Partner

HNA Management, LLC

By:	/s/ Nancy Persoons
	Name:	Nancy Persoons
	Title:	Managing Member

/s/ James J. Flanagan
James J. Flanagan

/s/ James Persoons
James Persoons

/s/ Janice Veroline
Janice Veroline

/s/ Jay Butterman
Jay Butterman

/s/ Jevan Damadian
Jevan Damadian

/s/ John Dettori
John Dettori

/s/ Jose Pizarro
Jose Pizarro

/s/ Justin Caico
Justin Caico

/s/ Karen Diethelm
Karen Diethelm

/s/ Kristin Randazzo
Kristin Randazzo

/s/ Kurt W. Reimann
Kurt W. Reimann

/s/ Louis Corradeno
Louis Corradeno

/s/ Luciano B. Bonanni
Luciano B. Bonanni

/s/ Mark Decker
Mark Decker

/s/ Megan Flanagan
Megan Flanagan

/s/ Michael Carlin
Michael Carlin

/s/ Mike Christie
Mike Christie

/s/ Peggy Anne McCann
Peggy Anne McCann

/s/ Richard A. Feigenbaum
Richard A. Feigenbaum

/s/ Rob Viel
Rob Viel

/s/ Robert Bernstein
Robert Bernstein

/s/ Robert Diamond
Robert Diamond

/s/ Robert W. Heinemann, Jr.
Robert W. Heinemann, Jr.

/s/ Roe Vella Brown
Roe Vella Brown

/s/ Ronald G. Lehman II
Ronald G. Lehman II

/s/ Ronald Merhige
Ronald Merhige

/s/ Ronald Wagner
Ronald Wagner

/s/ Ryan Flanagan
Ryan Flanagan

RYJOKA Holdings, LLC

By:	/s/ Joe Davi
	Name:	Joe Davi
	Title:	Managing Member

/s/ Sean Flanagan
Sean Flanagan

/s/ Sid Prakash
Sid Prakash

Sophimage LLC

By:	/s/ Bill O’Reilly
	Name:	Bill O’Reilly
	Title:	Managing Member

/s/ Thomas Gemma
Thomas Gemma

/s/ Timothy R. Damadian
Timothy R. Damadian

/s/ Tresina O’Rawe
Tresina O’Rawe

/s/ Vincent Orrico
Vincent Orrico

/s/ Wendy Heinemann
Wendy Heinemann

/s/ Xavier P. Rodrigo
Xavier P. Rodrigo